UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-22418

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

ITRON, INC.

Full name of registrant:

Former name if applicable:

2111 N Molter Road

Address of principal executive office (Street and number):

Liberty Lake, WA 99019

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 24, 2016 the audit committee of the board of directors of Itron, Inc. (the “Company”) and management of the Company concluded, after discussion with the Company’s independent registered public accounting firm, Ernst & Young LLP, that the Company has not been able to demonstrate Vendor Specific Objective Evidence (VSOE) of fair value for maintenance contracts associated with certain software solutions for the year ended December 31, 2015. As a result, the Company is performing additional analyses, including evaluating if the current and prior periods are impacted, and it will be unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 without unreasonable effort or expense. The Company currently does not expect that the results to be reported will be materially different than the preliminary results announced on February 17, 2016 and furnished to the Securities and Exchange Commission in the Company’s Current Report on Form 8-K dated February 17, 2016. However, there is no assurance that the final results to be included in the Form 10-K will not be materially different. In the event adjustments are required as a result of the additional analyses, the adjustments may impact the timing of revenue and related cost recognition. These adjustments, if any, will not impact cash or the Company's previously reported cash flows.

The Company also has identified deficiencies in its revenue processes and controls, the combination of which represents a material weakness. Specifically, the Company did not design and maintain effective controls to determine whether VSOE could be demonstrated for maintenance contracts associated with certain software solutions for the year ended December 31, 2015.

To remediate the material weakness in our internal control over financial reporting described above, the Company plans to:

•
Perform a complete review of its revenue recognition controls and procedures, including the utilization of an external third party analysis to evaluate the sufficiency of those controls and procedures,

•	improve the standardization of contract documentation and review,

•	implement a more robust revenue accounting software to identify high risk issues and allow automation of manual processes, and

•	increase the training and development of employees that are responsible for executing or accounting for sales contracts.

The Company believes that when fully implemented and operational, the measures described above will remediate the identified material weakness and strengthen the Company’s internal control over financial reporting.

The Company currently expects to file the Form 10-K on or before March 15, 2016, the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the evaluation described above results in further adjustments to the financial statements and results of operations. Should one of these risks or uncertainties materialize actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Mark Schmitz	(509) 924-9900
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Itron, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2016                    Itron, Inc.
(Registrant)

/s/ W. Mark Schmitz
W. Mark Schmitz
Executive Vice President and Chief Financial Officer